UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-39978

CN Energy Group. Inc.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Results of CN Energy Group. Inc.’s 2023 Annual General Meeting

At the 2023 annual general meeting of shareholders of CN Energy Group. Inc. (the “Company”) held on September 15, 2023, at 9:00 p.m., Eastern Time, the shareholders of the Company approved and adopted resolutions authorizing the following:

1.	To re-elect Ms. Xinyang Wang as a director of the Company to hold office until the next annual general meeting or until her respective successor is elected and duly qualified;
2.	To re-elect Mr. Wenhua Liu as a director of the Company to hold office until the next annual general meeting or until his respective successor is elected and duly qualified;
3.	To re-elect Mr. Phillip Connelly as a director of the Company to hold office until the next annual general meeting or until his respective successor is elected and duly qualified;
4.	To re-elect Mr. Wenbiao Zhang as a director of the Company to hold office until the next annual general meeting or until his respective successor is elected and duly qualified;
5.	To re-elect Ms. Jian Chen as a director of the Company to hold office until the next annual general meeting or until her respective successor is elected and duly qualified; and
6.	To appoint Enrome LLP as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2023.
7.	To adopt the 2023 Share Incentive Plan of the Company.

A total of 177,234,953 votes, representing 83.26% of the votes exercisable as of August 11, 2023, the record date, were present in person or by proxy at the 2023 annual general meeting. The results of the votes were as follows:

Resolution	For	Against	Abstain
Re-election of Ms. Xinyang Wang	166,301,749	—	1,044,752
Re-election of Mr. Wenhua Liu	166,396,049	—	950,452
Re-election of Mr. Phillip Connelly	166,584,972	—	761,529
Re-election of Mr. Wenbiao Zhang	166,395,949	—	950,552
Re-election of Ms. Jian Chen	166,405,042	—	941,459
Appointment of Enrome LLP	176,975,363	233,526	26,064
Adoption of the 2023 Share Incentive Plan	166,749,526	585,008	11,967

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN Energy Group. Inc.

Date: September 18, 2023	By:	/s/ Xinyang Wang
	Name:	Xinyang Wang
	Title:	Chief Executive Officer

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